UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
SECURITIES EXCHANGE ACT OF 1934

Date of report: **January 9, 2007** (date of earliest event reported)

CNB Corporation
(Exact name of registrant as specified in its charter)

South Carolina
(State or other jurisdiction of incorporation)

000-24523	**57-0792402**
(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 320, Conway, South Carolina	**29528**
(Address of principal executive offices)	(Zip Code)

(843) 248-5271
(Registrant's telephone number, including area code)

n/a
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory arrangements of Certain Officers

At a meeting held on January 9, 2007, the Board of Directors of CNB Corporation (the "Company"), the parent company of The Conway National Bank, appointed W. Jennings Duncan as President and Chief Executive Officer of the Company and L. Ford Sanders, II as Executive Vice President, Treasurer, and Chief Financial Officer of the Company.

W. Jennings Duncan, 50, has been a director of the Company since 1984. He also served as President of the Company from 1988 until his removal in June of 2005. He was reinstated as Interim President by the Board of Directors in May 2006. Mr. Duncan has been employed by the Company's subsidiary in excess of 24 years and has served in the capacities of Assistant Vice President – Credit Officer, Executive Vice President, and President.

L. Ford Sanders, II, 45, was appointed Assistant Treasurer and Chief Accounting Officer of the Company in March 2005 and Interim Executive Vice President, Treasurer, and Chief Financial Officer in May 2006. Mr. Sanders has been employed by the Company's subsidiary in excess of 19 years and has served in the capacities of Assistant Cashier - Lending, Assistant Vice President - Lending, Assistant Vice President - Senior Auditor and Loan Review Officer, Vice President - Senior Auditor and Loan Review Officer, Vice President - Senior Auditor, Vice President – Chief Accounting Officer, and Senior Vice President – Chief Accounting Officer.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CNB Corporation

Dated: **January 12, 2007**

By:/s/L. Ford Sanders, II
   L. Ford Sanders, II
   Executive Vice President and
   Chief Financial Officer